FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. [redacted]

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07027586

October 15, 2007

SEC MAIL PROCESSING RECEIVED OCT 2007 WASH, D.C. 185

SUPPL

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

45860311.1

FILE NO. 82-3907

Financial Calendar 2008

Vienna International Airport

	publication
Traffic Results 2007	January 17, 2008
Traffic Results January 2008	February 14, 2008
Traffic Results February 2008	March 13, 2008
Annual Results 2007	March 27, 2008
Traffic Results March 2008	April 11, 2008
Annual General Meeting	April 29, 2008
Deduction of dividends (Ex-day)	May 5, 2008
Payment of dividends	May 7, 2008
Traffic Results April 2008	May 15, 2008
First quarter 2008	May 15, 2008
Traffic Results May 2008	June 12, 2008
Traffic Results June 2008	July 11, 2008
Traffic Results July 2008	August 13, 2008
First six months 2008	August 21, 2008
Traffic Results August 2008	September 12, 2008
Traffic Results September 2008	October 10, 2008
Traffic Results October 2008	November 13, 2008
First three quarters 2008	November 20, 2008
Traffic Results November 2008	December 11, 2008